Exhibit 99.1

LIZHI INC. FILES 2020 ANNUAL REPORT ON FORM 20-F

GUANGZHOU, China, March 26, 2021 (GLOBE NEWSWIRE) — LIZHI INC. (“LIZHI” or the “Company”) (NASDAQ: LIZI), a leading online UGC audio community and interactive audio entertainment platform in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the Securities and Exchange Commission (the “SEC”) on March 26, 2021. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.lizhi.fm.

The Company will provide a hard copy of its annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@lizhi.fm or Investor Relations Department at LIZHI INC., Yangcheng Creative Industry Zone, No. 309 Middle Huangpu Avenue, Tianhe District, Guangzhou 510655, the People’s Republic of China.

About LIZHI INC.

LIZHI INC. has built an audio ecosystem with a global presence consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86-(20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com